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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )
                                          --------

                       Rubber Research Elastomerics, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  781084 10 8
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                                 (CUSIP Number)


                                  Duncan King
                               Prime Investments
                             122 E. Lindsay Street
                              Greensboro, NC 27401
                                 (952) 285-6480

                                with a copy to:

                            Dannette L. Smith, Esq.
                              Dorsey & Whitney LLP
                                   Suite 1500
                             50 South Sixth Street
                           Minneapolis, MN 55402-1498
                                 (612) 343-2169
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 June 30, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)
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CUSIP NO. 781084 10 8
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Ernest Miller
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    12,368,454 (See Item 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    12,368,454 (See Item 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,368,454 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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CUSIP NO. 781084 10 8
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Duncan King
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    11,669,913 (See Item 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    11,669,913 (See Item 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,669,913 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 781084 10 8
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Jane Miller
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY

    PF
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,172,151 (See Item 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,172,151 (See Item 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,172,151 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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ITEM 1.       SECURITY AND ISSUER

         This Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Rubber Research Elastomerics, Inc., a Minnesota corporation (the "Company"), including shares which may be acquired upon conversion of the 10% Convertible Notes acquired by each of Ernest Miller, Duncan King and Jane Miller on June 30, 2001. Each of Ernest Miller, Duncan King and Jane Miller entered into these 10% Convertible Notes with the Company to replace previous 12% Convertible Notes acquired by each of them from the Company in 1996. Each 10% Convertible Note is due and payable by the Company on July 1, 2006, and both the principal and interest may be converted into shares of Common Stock at the option of the holder of the 10% Convertible Note. The principal offices of the Company are located at 4500 Main Street, NE, Minneapolis, Minnesota 55421.

ITEM 2.       IDENTITY AND BACKGROUND

         (a) -- (c) Ernest Miller, Duncan King and Jane Miller are jointly filing this Schedule 13D. The business address for each of them is 122 E. Lindsay Street, Greensboro, North Carolina 27401. The principal employment of Ernest Miller is being self-employed. The principal employment of Duncan King is consulting. The principal employment of Jane Miller is being a housewife.

         (d) and (e) During the past five years, neither Ernest Miller, Duncan King nor Jane Miller have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) Each of Ernest Miller, Duncan King and Jane Miller is a citizen of the United States.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Each of Ernest Miller, Duncan King and Jane Miller used personal funds to purchase the 10% Convertible Notes in the Company for a total purchase price of $620,097.41.

ITEM 4.       PURPOSE OF TRANSACTION

         To replace the old 12% Convertible Notes entered into with the Company in 1996, on June 30, 2001, Ernest Miller agreed to loan $371,053.63, Duncan King agreed to loan $153,879.24 and Jane Miller agreed to loan $95,164.54 to the Company in exchange for receiving 10% Convertible Notes in the Company, with an annual interest rate of 10%, with principal and interest convertible into shares of the Company's Common Stock at an initial conversion price of $0.15 per share. The principal and interest of each 10% Convertible Note is due and payable on July 1, 2006. In addition, on June 26, 2001, the Company agreed with each of Ernest Miller, Duncan King and Jane Miller that if the Company issues stock or equivalents or

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other convertible notes at a price less than $0.15 per share, the conversion price of the 10% Convertible Notes will be decreased to the price of such shares or conversion price of such notes. The conversion price of the new notes will also be adjusted proportionally to reflect any changes in the number of authorized shares.

         Ernest Miller, Duncan King and Jane Miller acquired the 10% Convertible Notes with investment intent and not the intent to exercise control of the Company. The Company has issued similar convertible notes with a conversion price at $0.03 per share, thereby decreasing the conversion price of the 10% Convertible Notes to $0.03 per share.

         Although Ernest Miller, Duncan King and Jane Miller do not have a formal arrangement with the Company, at the present time they intend to work together with the Company to implement policies that they believe are in the best interests of the Company and its shareholders. Although they do not currently hold a position as a director or an executive officer of the Company and none of them is employed by the Company, Ernest Miller, Duncan King and Jane Miller may use their combined majority ownership in the Company to formulate an ongoing business model for the Company. Ernest Miller, Duncan King and Jane Miller do not have any current plans to remove any existing directors, nominate any candidates for election or appointment to the board of directors, or obtain any executive officer position. They are assessing the cash needs and potential profitability of the Company. However, no specific plans have been finalized for any specific change in the business.

         Each of Ernest Miller, Duncan King and Jane Miller may purchase shares of Common Stock in the Company or loan additional money in exchange for new or additional convertible notes. Upon conversion of each of their 10% Convertible Notes, each of them may dispose of any or all the shares of Common Stock then held by them, although they have no current intention to do so. Ernest Miller, Duncan King and Jane Miller may change their present intentions and determine to take any of these or other actions.

         Except as described above, neither Ernest Miller, Duncan King nor Jane Miller have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) -- (b) Because the Company has not filed any reports with the Securities and Exchange Commission since 1991, the percentages used in this
Schedule 13D are calculated based upon 25,000,000 authorized shares of Common Stock, as reported in the Company's Articles of Incorporation. The Company and its Articles of Incorporation were certified to be in good standing by the Minnesota Secretary of State on March 31, 2003. The purchases of the 10% Convertible Notes reported in this Schedule 13D were made in private transactions. Ernest Miller owns a 10% Convertible Note with an adjusted conversion price of $0.03 per share to purchase 12,368,454 shares of Common Stock in the Company. If Ernest Miller converts his entire 10% Convertible Note for shares of Common Stock in the Company, he will own approximately 49.5% of the Company with 49.5% voting power in the Company. Duncan King owns a 10% Convertible Note with an adjusted conversion price of $0.03 to purchase 5,129,308 shares of Common Stock in the Company. If Duncan King converts his entire 10% Convertible Note for shares of Common Stock in the Company, he will own approximately 20.5% of the Company with 20.5% voting power in the Company. Jane Miller owns a 10% Convertible Note with an adjusted conversion price of $0.03 to purchase 3,172,151 shares of Common Stock in the Company. If Jane Miller converts her entire 10% Convertible Note for shares of Common Stock in the Company, she will own approximately 12.7% of the Company with 12.7% voting power in the Company.

         In addition, Duncan King has (i) an option agreement entered into with the Company on October 16, 1995 to purchase 1 million shares of Common Stock in the Company at an exercise price of $0.15 per share, (ii) an oral option, dated June 30, 2001, to purchase all of the shares of Common Stock that would be issuable to Jane Miller upon her conversion of her 10% Convertible Note, and
(iii) an oral option, dated April 3, 2003, to purchase the remaining 2,368,454 shares of Common Stock that would be issuable to Ernest Miller upon his conversion of his remaining interest in his 10% Convertible Note. Duncan King's option agreement with the Company, dated October 16, 1995, is filed as Exhibit 99-1 to this Schedule 13D. If Duncan King exercises (i) his option to purchase up to 1 million shares of Common Stock in the Company, (ii) his option to purchase all of the shares of Common Stock from Jane Miller upon her conversion of her 10% Convertible Note, and (iii) his option to purchase the remaining 2,368,454 shares of Common Stock from Ernest Miller upon his conversion of his remaining interest in his 10% Convertible Note, Duncan King will own 11,669,913 shares of Common Stock, or approximately 46.7% of the Company with 46.7% voting power in the Company.

         If all of Ernest Miller, Duncan King and Jane Miller were to convert their 10% Convertible Notes into Common Stock at $0.03 per share, they would be contractually entitled to obtain more shares of Common Stock than are currently authorized by the Company's Articles of Incorporation.

         (c) On April 3, 2003, Ernest Miller sent his 10% Convertible Note and a written notice of surrender to the Company at its principal offices to convert $300,000 principal amount of his 10% Convertible Note into 10,000,000 shares of Common Stock.

         On April 3, 2003, Duncan King sent his 10% Convertible Note and a written notice of surrender to the Company at its principal offices to convert $90,000 principal amount of his 10% Convertible Note into 3,000,000 shares of Common Stock.

         On April 3, 2003, Duncan King entered into an oral option agreement with Ernest Miller to purchase the remaining 2,368,454 shares of Common Stock at $0.03 per share that would be issuable to Ernest Miller upon the conversion of his remaining interest in his 10% Convertible Note. The oral option agreement is exercisable at the discretion of Duncan King after Ernest Miller's conversion of his remaining interest in his 10% Convertible Note.

         Except for the transactions described in this Schedule 13D, neither Ernest Miller, Duncan King nor Jane Miller have effected any transactions relating to the Company's Common Stock in the past 60 days.

         (d) No other person is known by Ernest Miller, Duncan King or Jane Miller to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities covered by this
Schedule 13D.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         As described in this Schedule 13D, Duncan King has (i) an option with the Company to purchase up to 1 million shares of Common Stock in the Company at an exercise price of $0.15 per share, (ii) an oral option to purchase all of the shares of Common Stock that would be issuable to Jane Miller upon her conversion of her 10% Convertible Note, and (iii) an oral option to purchase the remaining 2,368,454 shares of Common Stock that would be issuable to Ernest Miller upon his conversion of his remaining interest in his 10% Convertible Note. Duncan King's option agreement with the Company is filed as Exhibit 99-1 to this
Schedule 13D.

         Other than as disclosed in this Schedule 13D, the Joint Filing Agreement filed as Exhibit 1 and the option agreement filed as Exhibit 99-1 to this Schedule 13D, to the best of knowledge of Ernest Miller, Duncan King and Jane Miller, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among Ernest Miller, Duncan King or Jane Miller or between any of them and any other person relating to the Common Stock in the Company.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1       Joint Filing Agreement among Ernest Miller, Duncan King and Jane
                Miller.

Exhibit 99-1 Option Agreement, dated as of October 16, 1995, by and between Duncan King and the Company.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date July 28, 2003
                                            /s/ Ernest Miller
                                            ------------------------------------
                                            Ernest Miller


                                            /s/ Duncan King
                                            ------------------------------------
                                            Duncan King


                                            /s/ Jane Miller
                                            ------------------------------------
                                            Jane Miller






                                  EXHIBIT INDEX

EXHIBIT NO.          DESCRIPTION
-----------          -----------
Exhibit 1            Joint Filing Agreement among Ernest Miller, Duncan King
                     and Jane Miller.

Exhibit 99-1 Option Agreement, dated as of October 16, 1995, by and between Duncan King and the Company.